April 3, 2024

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

Re: Review of Form N-CSR filing of Berkshire Funds – SEC file No. 811-08043

Dear Mr. Ellington,

On March 20th we spoke about the review you had completed of our Berkshire Funds Form N-CSR that was filed with the SEC on March 5, 2024. During the call you guided me to one area that needs addressing:

Item 19 of Form N-CSR requires a separate certification for each Principal Executive Officer and Principal Financial Officer of the registrant, as required by rule 30a-2 under the Investment Company Act of 1940. The title of the individual signing our Form N-CSR does not include Principal Executive Officer or Principal Financial Officer. I am confirming that the individual who signed the certifications is our Principal Executive Officer and Principal Financial Officer, and that going forward, such titles will be included in signed certifications.

I appreciate your review and guidance on the above matter.

Please let me know if you have any questions.

Kind regards,

Lesley Buck

Chief Compliance Officer

Berkshire Funds